

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 15, 2016

Thomas B. Dix III
Chief Financial Officer
Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway
Virginia Beach, VA 23452

  Re: **Hampton Roads Bankshares, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed March 25, 2015
    File No. 001-32968

Dear Mr. Dix:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Marc Thomas

      Marc Thomas
      Reviewing Accountant
      Office of Financial Services